Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor News	Investor Relations
Else-Kröner-Str. 1
61352 Bad Homburg
Germany

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

January 27, 2011

Fresenius Medical Care successfully places US$650 million and €300 million 10-year senior notes

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”), the world’s largest provider of dialysis products and services, today announced the pricing of US$-denominated and €-denominated senior unsecured notes (together “the senior notes”) in the principal amounts of US$650 million and €300 million, respectively, both due 2021. The principal amount of the US$ senior notes was increased from the amount initially offered of US$500 million.

The coupon for the US$ senior notes will be 5.75%. With a price of 99.060% at issuance, the yield to maturity will be 5.875%. The coupon for the € senior notes will be 5.25%. The € senior notes were issued at par. Net proceeds amounting to approximately US$1,033 million from the offering will be used to repay indebtedness, for acquisitions including the company’s recently announced acquisition of Euromedic’s dialysis service business and for general corporate purposes to support the renal products and services business.

Michael Brosnan, chief financial officer of the company, commented: “We are pleased to have successfully completed these offerings. This means a further improvement of our solid funding structure. And it also enhances our flexibility for further pursuing our strategy of sustainable growth.”

The € senior notes were offered by FMC Finance VII S.A., and the US$ senior notes were offered by Fresenius Medical Care US Finance, Inc., both wholly owned subsidiaries of the company. The senior notes will be guaranteed on a senior basis jointly and severally by the company, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH. The senior notes were not registered under the Securities Act of 1933 as amended, but were offered to “qualified institutional buyers” in the United States pursuant to the exemption from registration provided by Rule 144A under the Securities Act and in an “offshore transaction” pursuant to Regulation S under the Securities Act. The senior notes may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

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About Fresenius Medical Care

Fresenius Medical Care is the world's largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1.89 million individuals worldwide. Through its network of 2,716 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 210,191 patients around the globe. Fresenius Medical Care also is the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

This release does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of FMC Finance VII S.A., or Fresenius Medical Care US Finance, Inc. or Fresenius Medical Care or any present or future member of its group nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of FMC Finance VII S.A. or Fresenius Medical Care US Finance, Inc. or Fresenius Medical Care or any member of its group. In particular, this release is not an offer of securities in the United States of America (including its territories and possessions), and securities of FMC Finance VII S.A. and Fresenius Medical Care US Finance, Inc. and Fresenius Medical Care may not be offered or sold in the United States of America absent registration under the Securities Act of 1933, as amended, (which FMC Finance VII S.A. and Fresenius Medical Care US Finance, Inc. and Fresenius Medical Care do not intend to effect) or pursuant to an applicable exemption from registration.